SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 27, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated April 27. 2011 regarding “ERICSSON REPORTS FIRST QUARTER RESULTS”

FIRST QUARTER REPORT

April 27, 2011

ERICSSON REPORTS FIRST QUARTER RESULTS

	First quarter			Fourth quarter
SEK b.	20111)	20102)	Change	20102)	Change
Net sales	53.0	45.1	17%	62.8	-16%
Gross margin	38.5%	38.5%	—	36.6%	—
EBITA margin excl JVs	14.1%	12.8%	—	15.3%	—
Operating income excl JVs	6.3	4.5	39%	8.4	-25%
Operating margin excl JVs	11.9%	10.1%	—	13.4%	—
Ericsson’s share in earnings in JVs	-0.5	-0.3	—	-0.3	—
Income after financial items	5.8	4.1	41%	7.8	-26%
Net income	4.1	1.3	220%	4.4	-7%
EPS diluted, SEK	1.27	0.39	—	1.34	—
EPS diluted, excl. amortizations and write-downs of acquired intangibles, SEK	1.52	0.87	75%	1.65	-8%
Adjusted operating cash flow3)	-2.1	3.0	—	16.2	—
Cash flow from operations	-2.9	2.3	—	15.2	—

1)	All numbers for 2011 are stated incl. restructuring charges
2)

All numbers for 2010, excl. EPS, Net income and Cash flow from operations, are stated excl. restructuring charges. For details see section on restructuring under Financial Statements and Additional Information

3)	Cash flow from operations excl. restructuring cash outlays that have been provided for

“Group sales in the quarter increased by 17% year-over-year driven by continued strong demand for mobile broadband and especially for the multi-standard radio base station RBS 6000,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC). “Sales for comparable units, adjusted for currency and hedging, increased 25% year-over-year. Net income improved from SEK 1.3 b to SEK 4.1 b. mainly related to increased profitability in segment Networks. Cash flow in the quarter amounted to SEK -2.9 (2.3) b. impacted by higher level of work in progress in the regions and continued ramp up of production.

The increase in Group sales was driven by segment Networks where revenues grew 35% year-over-year with an EBITA margin of 20%. The strong demand for mobile broadband resulted in five out of ten regions showing growth year-over-year. Countries with especially strong growth were the US, India, Japan, Korea and Russia. China had continued good momentum for 2G.

Segment Global Services sales decreased -4% year-over-year primarily due to currency exchange rate effects. In local currencies Professional Services grew 3%. EBITA margin decreased to 7% in the quarter mainly due to lower profitability in Network Rollout. Managed Services was flat compared to the first quarter 2010, but grew 11% year-over-year in local currencies driven by a number of new smaller contracts. Segment Multimedia sales were flat year-over-year while EBITA margin dropped to -7%, mainly due to product mix. Our joint ventures showed mixed performance. Sony Ericsson contributed with a profit before tax of SEK 0.1 b. while ST-Ericsson’s loss amounted to SEK -0.6 b.

Sales in the first quarter were not impacted by the devastating earthquake and tsunami in Japan. Our global supply chain of components is partly dependent on Japan and we estimate delays in delivery of certain products. We have taken a number of actions to mitigate the effects to secure that we limit the impact on our customers. These activities include finding and integrating alternative components in our products as well as increasing volumes with second source suppliers. Effects will also depend on Japan’s overall recovery but our best estimate is that we will be able to deliver the majority of these volumes before end of third quarter 2011.

During 2010 we continued to gain market shares in 3G and at least maintained our market shares in 4G/LTE of more than 50%. While GSM will continue to exist for many years, we will see the bulk of investments shifting to 3G/WCDMA and 4G/LTE. In services we increased the market share and we continue to be the leading provider in the industry,” concludes Hans Vestberg.

1

FINANCIAL HIGHLIGHTS

Income statement and cash flow

Sales in the quarter amounted to SEK 53.0 (45.1) b., up 17% year-over-year and down -16% sequentially.

Sales for comparable units, adjusted for currency exchange rate effects and hedging, increased 25% year-over-year.

A one-off revenue from the sale of patents of SEK 0.3 b. positively impacted sales and margins in the first quarter. Reported numbers for the first quarter 2010 exclude restructuring charges of SEK 2.2 b., while reported numbers for the first quarter 2011 include restructuring charges of SEK 0.4 b.

Gross margin in the quarter was flat year-over-year at 38.5% (38.5%), and was up from 36.6% sequentially. The business mix from second half of 2010, with expansions and upgrades, has prevailed in the quarter. This, in combination with strong sales in segment Networks and continued efficiency gains, have impacted gross margin positively.

3G volumes in India were high, which affected margins negatively. The negative margin effects from network modernization projects, which we indicated in the fourth quarter 2010, have partly materialized in the quarter.

R&D expenses amounted to SEK 8.0 (7.3) b., an increase by 10% year-over-year. The increase is a result of the planned higher investments in radio, such as TD-LTE and IP as well as the acquired LG-Ericsson operations. Selling and general administrative expenses (SG&A) amounted to SEK 6.4 (5.9) b., an increase by 10% year-over-year, representing 12% of sales. This is mainly a result of the acquired LG-Ericsson operations and a growing number of LTE trials. Total operating expenses amounted to SEK 14.4 (13.1) b.

Other operating income and expenses were flat, SEK 0.3 (0.3) b. in the quarter.

SALES BY QUARTER

2010 AND 2011 (SEK B)

Operating income, excluding joint ventures, increased 39% to SEK 6.3 (4.5) b. in the quarter. Operating margin improved to 11.9% (10.1%) year-over-year mainly due to the volume increase.

Ericsson’s share in earnings of joint ventures, before tax, amounted to SEK -0.5 (-0.3) b., compared to SEK -0.3 b. in the fourth quarter 2010. Sony Ericsson contributed with a profit of SEK 0.1 b. while ST-Ericsson’s loss amounted to SEK -0.6 b.

Financial net amounted to SEK 0.0 (-0.2) b. in the quarter. Financial net improved slightly sequentially from SEK -0.3 b. due to higher short-term interest rates and a high cash position.

Net income amounted to SEK 4.1 (1.3) b. The improvements are mainly a result of increased sales volumes and improved profitability in Networks.

Earnings per share were SEK 1.27 (0.39) in the quarter. Earnings per share excluding amortizations and write-downs of acquired intangibles were SEK 1.52 (0.87) in the first quarter.

Adjusted operating cash flow was SEK -2.1 (3.0) b. in the quarter. Cash flow from operations amounted to SEK -2.9 (2.3) b. mainly due to higher inventories and a payment of SEK 1.1 (0.9) b. to pension funds. Cash outlays for restructuring amounted to SEK 0.8 (0.7) b. in the quarter. Cash outlays of SEK 2.5 b. remain to be made.

Ericsson First Quarter Report 2011	2

Balance sheet and other performance indicators

SEK b.	Mar 31 2011	Dec 31 2010	Sep 30 2010	June 30 2010	Mar 31 2010
Net cash	48.2	51.3	35.7	25.8	38.5
Interest-bearing liabilities and post-employment benefits	34.8	35.9	40.4	41.8	39.3
Trade receivables	60.6	61.1	57.8	69.4	62.7
Days sales outstanding	101	88	109	133	117
Inventory	32.1	29.9	30.3	29.4	24.1
Of which regional inventory	21.1	18.7	19.1	18.3	14.0
Inventory days	87	74	82	81	75
Payable days	70	62	62	61	59
Customer financing, net	4.2	4.4	3.5	3.1	2.9
Return on capital employed	13%	10%	8%	6%	5%
Equity ratio	53%	52%	52%	51%	53%

Trade receivables decreased sequentially by SEK 0.5 b. to SEK 60.6 (61.1) b. due to the strong SEK and lower seasonal decline in sales. Days sales outstanding (DSO) decreased from 117 to 101 days year-over-year as a result of higher sales and strong collections.

Inventory increased sequentially by SEK 2.2 b. to SEK 32.1 (29.9) b. The higher inventory level year-over-year is reflecting higher level of work in progress in the regions and continued ramp up of production. Inventory turnover days increased from 74 to 87 days.

Goodwill decreased SEK 1.4 b. to SEK 25.8 (27.2) b. due to a stronger SEK.

Cash, cash equivalents and short-term investments amounted to SEK 83.0 (87.2) b. The net cash position decreased sequentially by SEK 3.1 b. to SEK 48.2 (51.3) b., mainly due to negative cash flow.

During the quarter, approximately SEK 1.1 b. of provisions were utilized, of which SEK 0.8 b. related to restructuring. Additions of SEK 1.3 b. were made, of which SEK 0.1 b. related to restructuring. Reversals of SEK 0.1 b. were made. Provisions will fluctuate over time depending on business mix, market mix as well as technology shifts.

Total number of employees at the end of the quarter amounted to approximately 91,500 (86,500), an increase by 1,200 from December 31, 2010. In the quarter, some 300 individuals joined Ericsson through acquisitions and approximately 1,000 related to our services business, mainly in Brazil, India and China. Main reductions were made in countries in Western Europe.

Ericsson First Quarter Report 2011	3

SEGMENT RESULTS

Networks

	First quarter			Fourth quarter
SEK b.	20111)	20102)	Change	20102)	Change
Networks sales	33.2	24.7	35%	36.4	-9%
EBITA margin3)	20%	16%	—	18%	—
Operating margin	17%	12%	—	16%	—

1)	All numbers for 2011 are stated incl. restructuring charges
2)	All numbers for 2010 are stated excl. restructuring charges
3)	EBITA - Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Networks’ sales in the quarter were SEK 33.2 (24.7) b. The increase of 35% year-over-year was an effect of high mobile broadband sales. Sales were negatively impacted by a strong SEK. Sequentially sales decreased -9%.

Sales of the multi-standard radio base station RBS 6000 continued to be high as well as of packet-core, IP-routers and microwave based backhaul. CDMA and GSM showed good growth year-over-year and LG-Ericsson performed well also this quarter. GSM demand is primarily driven by capacity needs in countries such as China and India. In China, GSM/EDGE is also used as fall back for mobile broadband coverage.

EBITA margin in the quarter increased year-over-year to 20% (16%) and from 18% sequentially. The increase was driven by increased volumes, business mix with expansions and upgrades and continued efficiency gains.

In Europe the captured network modernization deals will give us an estimated market share increase of approximately three percentage points in the combined 2G/3G market.

SEGMENT SALES BY

QUARTER, 2010 AND 2011

(SEK B)

Global Services

	First quarter			Fourth quarter
SEK b.	20111)	20102)	Change	20102)	Change
Global Services sales	17.4	18.1	-4%	22.9	-24%
Of which Professional Services	12.6	13.3	-5%	16.7	-25%
Of which Managed Services	4.9	4.9	1%	5.4	-8%
Of which Network Rollout	4.9	4.8	0%	6.2	-21%
EBITA margin3)	7%	12%	—	13%	—
Of which Professional Services	13%	16%	—	16%	—
Operating margin	7%	11%	—	12%	—
Of which Professional Services	12%	15%	—	15%	—

1)	All numbers for 2011 are stated incl. restructuring charges
2)	All numbers for 2010 are stated excl. restructuring charges
3)	EBITA - Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Global Services sales in the quarter were SEK 17.4 (18.1) b. a decrease of -4% year-over-year, and -24% sequentially. The year-over-year decline is primarily a result of currency exchange rate effects.

Professional Services sales were SEK 12.6 (13.3) b. in the quarter, a decrease of -5% year-over-year and by -25% sequentially, negatively impacted by a low level of integration projects. Managed Services sales increased by 1% year-over-year to SEK 4.9 (4.9) b. and were down -8% sequentially. Currency adjusted sales of Professional Services increased 3% and Managed Services sales increased 11%. Demand for managed services and transformational OSS/BSS projects continued to be high.

Ericsson First Quarter Report 2011	4

Network Rollout sales amounted to SEK 4.9 (4.8) b. in the quarter, flat year-over-year and -21% sequentially. Since network rollout typically lags equipment sales with 6-9 months, sales were negatively impacted by the industry wide component shortage in 2010.

Global Services’ EBITA margin decreased in the quarter, both year-over-year and sequentially. It was impacted by a loss in Network Rollout following large 3G rollouts in India with low margins and the effects of supply constraints in 2010.

EBITA margin for Professional Services decreased to 13% (16%) year-over-year and sequentially due to lower proportion of product near systems integration business and with a percentage point negative impact from restructuring during the first quarter.

During the quarter nine new managed services contracts were signed of which five were extensions or expansions.

Ericsson provides support for networks that serve more than two billion subscribers worldwide. The total number of subscribers in networks managed by Ericsson is more than 800 million, of which 450 million in network operation contracts and 350 million in field maintenance.

Multimedia

	First quarter			Fourth quarter
SEK b.	20111)	20102)	Change	20102)	Change
Multimedia sales	2.3	2.3	-1%	3.5	-34%
EBITA margin3)	-7%	-5%	—	16%	—
Operating margin	-15%	-13%	—	11%	—

1)	All numbers for 2011 are stated incl. restructuring charges
2)	All numbers for 2010 are stated excl. restructuring charges
3)	EBITA - Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Multimedia sales in the quarter decreased -1% year-over-year and -34% sequentially. Sales of multimedia brokering (IPX) and revenue management were good. However, sales for TV solutions were weaker. EBITA margin amounted to -7% (-5%) due to lower volumes and product mix, partly offset by lower operating expenses.

Sony Ericsson

	First quarter			Fourth quarter
EUR m.	2011	2010	Change	2010	Change
Number of units shipped (m.)	8.1	10.5	-23%	11.2	-28%
Average selling price (EUR)	141	134	5%	136	4%
Net sales	1,145	1,405	-19%	1,528	-25%
Gross margin	33%	31%	—	30%	—
Operating margin	2%	1%	—	3%	—
Income before taxes	15	18	—	35	—
Income before taxes, excl restructuring charges	15	21	—	39	—
Net income	11	21	—	8	—
Operating cash flow	-353	-94	—	-128	—

Sony Ericsson is executing on its strategy to grow within the smartphone segment and during the quarter over 60% of total sales were smartphones. The company is experiencing some disruptions in its supply chain from the earthquake in Japan.

Cash flow from operating activities during the quarter was negative EUR 353 million, mainly due to inventory investments. New external borrowings of EUR 375 million were made in the quarter resulting in total borrowings of EUR 604 million on March 31, 2011. Total cash balances amounted to EUR 599 million. Guarantees from the Parent Company Telefonaktiebolaget LM Ericsson to Sony Ericsson Mobile Communications AB amounted to SEK 2.0 (1.1) b. in the quarter.

Sony Ericsson estimates that its market share for smartphones was approximately 5% in units and approximately 3% in value.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.1 (0.1) b. in the quarter.

Ericsson First Quarter Report 2011	5

ST-Ericsson

	First quarter			Fourth quarter
USD m.	2011	2010	Change	2010	Change
Net sales	444	606	-27%	577	-23%
Adjusted operating income1)	-149	-114	—	-119	—
Operating income	-178	-164	—	-171	—
Net income	-178	-154	—	-177	—

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges

The company is currently in a shift from legacy to new products. The drop in legacy products was higher than expected during the quarter. Securing the successful execution and delivery of the new products to customers is critical for the long-term value of the company.

The operating loss increased sequentially primarily due to lower sales volumes. The company is taking additional action to improve internal efficiency in product development and further reductions of selling, general and administrative expenses.

The net financial position at March 31, 2011, was negative USD -195 (-82) million. For the second quarter ST-Ericsson expects net sales to decline sequentially primarily due to the ongoing decline in legacy products. By the end of the quarter ST-Ericsson had utilized USD 234 million of a short-term credit facility granted on a 50/50 basis by the parent companies. Ericsson is committed to financially support ST-Ericsson’s execution of their new portfolio.

ST-Ericsson is reported in US GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.6 (-0.5) b. in the quarter.

REGIONAL OVERVIEW

	First quarter			Fourth quarter
Sales, SEK b.	2011	2010	Change	2010	Change
North America	13.2	9.5	39%	14.1	-6%
Latin America	4.0	4.0	1%	6.1	-34%
Northern Europe and Central Asia	3.4	2.3	46%	4.8	-30%
Western and Central Europe	4.8	5.2	-8%	5.9	-19%
Mediterranean	4.8	5.1	-5%	6.9	-31%
Middle East	3.1	3.9	-22%	4.6	-34%
Sub-Saharan Africa	2.2	2.4	-9%	2.0	9%
India	3.2	2.3	38%	2.8	11%
China and North East Asia	8.6	5.0	74%	9.5	-9%
South East Asia and Oceania	3.1	3.5	-12%	3.9	-21%
Other	2.6	1.9	37%	2.2	25%

Total	53.0	45.1	17%	62.8	-16%

North American sales increased 39% year-over-year and decreased -6% sequentially, negatively impacted by a strong SEK. Growth in the region was driven by continued data traffic increase. Capacity expansions are being carried out via the addition of new hardware as well as software upgrades along with associated services. Since iOS and Android-based devices have been introduced to the market these have become core drivers of traffic growth. In addition, LTE-equipped devices will be deployed in 2011.

Latin America sales increased 1% year-over-year and decreased -34% sequentially. Demand for mobile broadband is increasing in the region, driven by mobile data traffic. At the same time, there are rural expansion projects, driving demand for voice related products and services. LTE trials are ongoing across the region.

Northern Europe and Central Asia sales increased 46% year-over-year and decreased -30% sequentially. The year-over-year increase is mainly driven by build out of mobile broadband coverage in Russia where mobile data traffic shows triple-digit growth. Russia was strong also in the first quarter, spurred by network rollouts with large operators such as Vimpelcom and MTS.

Western and Central Europe sales decreased -8% year-over-year and -19% sequentially due to somewhat cautious spending by major operators while preparing for network modernization projects. Deployment of multi-standard radio base stations has commenced as part of the network modernization program that Ericsson is delivering to Telefónica O2 UK along with the continued supply of core network infrastructure. In Germany LTE roll-out to Vodafone continues.

Ericsson First Quarter Report 2011	6

Mediterranean sales decreased -5% year-over-year and -31% sequentially, negatively impacted by the political unrest in North Africa as well as the general economic situation in Spain, Portugal and Greece. Modernization projects started in Spain and Italy. Managed services developed favorably in the quarter due to new and extended contracts in Spain. Tenders for 4G/LTE spectrum have been or will soon be initiated in Spain, Portugal and Italy.

Middle East sales decreased -22% year-over-year and -34% sequentially, impacted by political unrest in the region. 2G declined in the quarter, while sales of mobile broadband continued to increase across the region. Mobile broadband volumes are now almost on par with 2G volumes. 4G/LTE is expected to be rolled out in parts of the Gulf region later this year. Managed services increased both year-over-year and sequentially while revenue management, consulting and systems integration as well as network rollout had a weak quarter.

Sub-Saharan Africa sales decreased by -9% year-over-year, but increased sequentially by 9%. The sequential improvement is primarily due to 2G expansions. Services had a weaker quarter due to delayed deliveries affecting network rollouts and the continued slow development for revenue management.

India sales increased 38% year-over-year and 11% sequentially. Growth was driven by 3G deployments also comparing to low level investments during first half of 2010 awaiting 3G licenses. BWA license holders are currently deciding on vendors for their TD-LTE networks where initial roll-outs are expected later in the year.

China and North East Asia sales increased 74% year-over-year and was down -9% sequentially. The year-over-year increase is mainly related to growth in mobile broadband in Japan, 2G expansions in China and added sales from LG-Ericsson. In Japan data traffic has doubled over the last 18 months and in Korea it has increased 11 times in the last 12 months. Ericsson is one of the vendors selected for a large-scale TD-LTE trial with China Mobile.

South East Asia and Oceania sales decreased -12% year-over-year and -21% sequentially. Operators’ investments in mobile broadband are not yet compensating for drop in 2G sales. Mobile data services are different levels of maturity across the region. However, data traffic grows both in volumes and subscribers. Multimedia showed good development in the quarter due to the first sales of revenue management solutions for data traffic.

Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR.

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

Mobile infrastructure market

The global mobile infrastructure market slightly declined in the range of mid-single digits in USD terms in 2010. During the third quarter in 2010, the market conditions improved and growth picked up in the fourth quarter 2010.

Ericsson mobile infrastructure market share, including the Nortel acquisition, increased 2010 in USD terms. The CDMA business, acquired from Nortel, increased market shares in USD terms, driven by strong mobile broadband demand in North America. Measured in shipped radio base stations 2010, Ericsson increased its share of WCDMA/HSPA and strengthened its leading position within 4G/LTE. Due to the industry wide component shortage in 2010 Ericsson could not fully meet the demand for GSM. However, deliveries picked up in the first quarter 2011 and it is Ericsson’s view that the company has at least maintained its market share also in GSM.

Data traffic uptake in mobile and fixed networks drives need for higher capacity in areas such as backhaul, aggregation, transport, and routing based on IP and Ethernet technologies. With operators’ focus on increased network quality and efficiency, the ability to deal with high data volumes while maintaining telecom grade service levels is key. This enables operators to provide premium quality and differentiating offerings to the end users. This also drives demand for services targeting the operational efficiency of operators, such as consulting, including network optimization, systems integration and managed services.

Ericsson First Quarter Report 2011	7

Telecom services market

The global telecom services market showed positive growth in mid-single digits in USD terms in 2010, mainly driven by continued strong growth in managed services. Operators’ focus on efficiency drives interest in exploring business models such as managed operations, network sharing and network IT transformation. Estimates show that only around 35-40% of addressable operator network operating expenditure is spent externally on telecom services today leaving significant continued opportunities, particularly for managed services.

End user drivers

Global mobile penetration is 79% and total mobile subscriptions have reached 5.5 billion. India and China accounted for about 48% of the estimated 190 million net additions during the first quarter, adding around 65 and 30 million respectively. Indonesia and Vietnam were third and fourth countries in terms of net additions. India has now passed 800 million subscriptions and the US has passed 300 million subscriptions.

Global fixed broadband subscriptions grew by 14 million new subscriptions to reach 523 million during the fourth quarter 2010, mainly boosted by strong growth in DSL in China. DSL represents more than 60% of all fixed broadband subscriptions.

	Unit	First quarter			Full year					Ericsson forecast
		2010	2011	Change	2006	2007	2008	2009	2010	2011
Mobile subscriptions	Billion	4.8	~5.5	~16%	2.7	3.3	4.0	4.6	~5.3	~6.1

Net additions	Million	160	~190	~17%	500	620	660	640	~720	~730
Mobile broadband1)	Million	420	~670	~57%	55	130	220	370	600	~1,000
Net additions	Million	50	70	~35%	30	70	90	160	~320	~450

1)	Mobile broadband includes handset and mobile PC for the following technologies: HSPA, LTE, CDMA2000 EVDO, TD-SCDMA and WiMax

Ericsson findings, based on measurements in live networks, show that global mobile data traffic more than doubled in 2010 and mobile data traffic is forecasted to almost double annually over the next few years, driven by 24/7 connectivity and end user demand for bandwidth. Increased proliferation of devices such as smartphones, tablets and laptops will impact the traffic going forward. The traffic forecast could be subject to change if operators start to implement traffic shaping and caps to a larger degree.

To cater for the increased surge for mobile data services, mobile networks are being built-out across the world and WCDMA networks now cover more than 35% of the world’s population. Almost all of these networks have also launched HSPA. At the moment, more than 65% of the commercial HSPA networks have been upgraded, at least partly, to a peak speed of 7.2 Mbps or above. Operators are continuously upgrading to higher speeds and around 6% of the HSPA networks have launched services with 42 Mbps peak speed, currently the highest HSPA speed that is commercially available. In addition, Ericsson has as the first vendor demonstrated 84 and 168 Mbps based on commercial network equipment. Building wider coverage to reach further into the remaining 65% of the population, the availability of affordable handsets, as well as the surge for mobile broadband services and faster speeds, will drive continued strong uptake of HSPA.

Tiered pricing for mobile broadband is now a reality, as many operators today have evolved beyond flat-rate unlimited data models and introduced segmented price plans, such as volume, time or speed based plans. Segmented data price plans intend to attract a wide variety of data users and differentiate the offering, in order to maximize data revenues and to grow service revenues. Many operators in mature mobile broadband markets have today more than offset the decline in voice revenues, not uncommon in mature markets, with increasing data revenues.

In average, a smartphone generates approximately 10 times more traffic compared to a normal feature phone, while a mobile PC user generates 100 times more traffic than a feature phone. There are indications of higher than average per-smartphone traffic in the US networks, however traffic profiles per user do vary considerably between networks and markets.

Ericsson First Quarter Report 2011	8

Yearly WCDMA/HSPA radio access network investments passed GSM investments in 2009, eight years after the 3G introduction in Western Europe. It will remain the dominant access technology for many years to come, in terms of global investment, despite the fact that 4G/LTE is being rolled out and launched. Coexistence of GSM, WCDMA/HSPA, CDMA2000 and 4G/LTE and increasing number of frequency bands pave the way for investments in multi-standard solutions and networks modernization.

PARENT COMPANY INFORMATION

Income after financial items was SEK 3.1 (-0.6) b. The increase in financial net, year-over-year, is mainly due to Group internal dividends. Major changes in the Parent Company’s financial position for the first quarter include; decreased cash, cash equivalents and short-term investments of SEK 2.2 b. and decreased current and non-current liabilities to subsidiaries of SEK 1.8 b. At the end of the quarter cash, cash equivalents and short-term investments amounted to SEK 69.4 (71.6) b. Guarantees to Sony Ericsson Mobile Communications AB are reported as contingent liabilities and amounted to SEK 2.0 (1.1) b. By the end of the quarter ST-Ericsson had utilized USD 117 million of a short-term credit facility.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,625,812 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2011, was 70,462,703 Class B shares.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders (AGM) decided, as previously announced and in accordance with the proposal by the Board of Directors, on a dividend payment of SEK 2.25 per share for 2010 and with April 18, 2011, as the date of record for the dividend. The total dividend payment amounts to SEK 7.2 (6.4) b.

In accordance with the proposal by the Nomination Committee, Leif Johansson was elected new Chairman of the Board of Directors and Jacob Wallenberg was elected new member of the Board of Directors, replacing Marcus Wallenberg.

In accordance with the Board of Directors’ proposals, the AGM resolved the implementation of LTV 2011 (Long Term Variable compensation), with the same structure as previous programs but with new performance criteria in the executive performance stock plan.

The AGM also resolved on transfer of shares for implementation of LTV 2011. In addition, the AGM resolved the transfer of treasury stock for previously decided LTV programs.

The AGM resolved in accordance with the Board of Directors’ proposal, on an amendment of the object’s of the company in the Articles of Association (§ 2), to adjust to the Company’s strategy to expand into new industry segments, such as governments, health industry, transport, utilities and mobile money. For more details, see www.ericsson.com/investors

OTHER INFORMATION

Completion of acquisition of Nortel’s Multiservice Switch business

On March 11, 2011, Ericsson announced the completion of the asset purchase agreement to acquire Nortel’s Multiservice Switch business. The acquisition gives Ericsson access to a strong product portfolio and installed base in the data segment while ensuring the supply of the platform for the recently acquired CDMA and GSM units.

The closing follows the announcement on September 25, 2010, that Ericsson was entering into an asset purchase agreement for substantially all of the assets of Nortel’s Multiservice Switch business.

Acquisition of assets from Telenor Connexion

On April 19, 2011, Ericsson announced the acquisition of Telenor Connexion’s machine-to-machine (M2M) technology platform. The acquisition is in line with Ericsson’s ambition to drive the market for M2M communication, adding valuable technology and know-how from Telenor Connexion.

Telenor Connexion will also be first customer on Ericsson’s Device Connection Platform, a service allowing operators to offer M2M connection beyond smartphones and laptops.

The acquisition is not subject to approval from authorities but to contractual agreements before closing.

Ericsson First Quarter Report 2011	9

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2010. Compared to the risks described in the Annual Report 2010, no material new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to a continued uncertainty in the financial markets and a weak economic business environment as well as uncertainty regarding the financial stability of suppliers, for example due to lack for borrowing facilities, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions as well as break-in contracts;

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters, effecting production, supply and transportation.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all their markets.

Stockholm, April 27, 2011

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Date for next report: July 21, 2011

Ericsson First Quarter Report 2011	10

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to March 31, 2011, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Annual Accounts Act.

Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards of Auditing (ISA), and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act regarding the Group and with the Swedish Annual Accounts Act regarding the Parent Company.

Stockholm, April 27, 2011

PricewaterhouseCoopers AB

Peter Nyllinge

Authorized Public Accountant

Ericsson First Quarter Report 2011	11

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial reports/2011/3month11-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), April 27, 2011. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/broadcast room

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Investors	Media

Åse Lindskog, Vice President,	Ola Rembe, Vice President,
Head of Industry and Investor Relations	Head of Corporate Public and Media Relations
Phone: +46 10 719 9725, +46 730 244 872	Phone: +46 10 719 9727, +46 730 244 873
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Susanne Andersson, Director,	Corporate Public & Media Relations
Investor Relations	Phone: +46 10 719 69 92
Phone: +46 10 719 4631	E-mail: media.relations@ericsson.com
E-mail: investor.relations@ericsson.com
Telefonaktiebolaget LM Ericsson (publ)
Åsa Konnbjer, Director,	Org. number: 556016-0680
Investor Relations	Torshamnsgatan 23
Phone: +46 10 713 3928	SE-164 83 Stockholm
E-mail: investor.relations@ericsson.com	Phone: +46 10 719 0000
www.ericsson.com
Stefan Jelvin, Director,
Investor Relations
Phone: +46 10 714 2039
E-mail: investor.relations@ericsson.com

Ericsson First Quarter Report 2011	12

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on April 27, 2011.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson First Quarter Report 2011	13

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson First Quarter Report 2011	14

Consolidated Income Statement

	Jan - Mar			Jan - Dec
SEK million	2010	2011	Change	2010

Net sales	45,112	52,966	17%	203,348
Cost of sales	-28,527	-32,578	14%	-129,094

Gross income	16,585	20,388	23%	74,254
Gross margin (%)	36.8%	38.5%		36.5%

Research and development expenses	-7,526	-7,991	6%	-31,558
Selling and administrative expenses	-7,008	-6,441	-8%	-27,072

Operating expenses	-14,534	-14,432	-1%	-58,630

Other operating income and expenses	302	343	14%	2,003

Operating income before shares in earnings of JV and associated companies	2,353	6,299	168%	17,627
Operating margin before shares in earnings of JV and associated companies (%)	5.2%	11.9%		8.7%

Shares in earnings of JV and associated companies	-372	-468	26%	-1,172

Operating income	1,981	5,831	194%	16,455

Financial income	278	302		1,047
Financial expenses	-438	-306		-1,719

Income after financial items	1,821	5,827		15,783

Taxes	-547	-1,747		-4,548

Net income	1,274	4,080		11,235

Net income attributable to:
- Stockholders of the Parent Company	1,264	4,103		11,146
- Non-controlling interests	10	-23		89

Other information
Average number of shares, basic (million)	3,195	3,202		3,197
Earnings per share, basic (SEK)1)	0.40	1.28		3.49
Earnings per share, diluted (SEK)1)	0.39	1.27		3.46

Statement of Comprehensive Income

	Jan - Mar		Jan - Dec
SEK million	2010	2011	2010

Net income	1,274	4,080	11,235

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	-273	388	3,892
Revaluation of other investments in shares and participations
Fair value remeasurement	—	-1	7

Cash flow hedges
Gains/losses arising during the period	163	1,624	966
Reclassification adjustments for gains /losses included in profit or loss	-290	-921	-238
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	-136
Changes in cumulative translation adjustments	-551	-3,417	-3,259
Share of other comprehensive income on JV and associated companies	-44	-744	-434
Tax on items relating to components of other comprehensive income	11	-222	-1,120

Total other comprehensive income	-984	-3,293	-322

Total comprehensive income	290	787	10,913

Total comprehensive income attributable to:
Stockholders of the Parent Company	259	906	10,814
Non-controlling interests	31	-119	99

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson First Quarter Report 2011, April 27, 2011	15

Consolidated Balance Sheet

SEK million	Dec 31 2010	Mar 31 2011

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,010	3,047
Goodwill	27,151	25,782
Intellectual property rights, brands and other intangible assets	16,658	15,388

Property, plant and equipment	9,434	9,171

Financial assets
Equity in JV and associated companies	9,803	8,662
Other investments in shares and participations	219	239
Customer financing, non-current	1,281	1,440
Other financial assets, non-current	3,079	3,020

Deferred tax assets	12,737	13,090

	83,372	79,839

Current assets
Inventories	29,897	32,146

Trade receivables	61,127	60,622
Customer financing, current	3,123	2,713
Other current receivables	17,146	19,745

Short-term investments	56,286	52,286
Cash and cash equivalents	30,864	30,756

	198,443	198,268

Total assets	281,815	278,107

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	145,106	146,142
Non-controlling interest in equity of subsidiaries	1,679	1,560

	146,785	147,702

Non-current liabilities
Post-employment benefits	5,092	3,968
Provisions, non-current	353	310
Deferred tax liabilities	2,571	2,427
Borrowings, non-current	26,955	26,196
Other non-current liabilities	3,296	3,358

	38,267	36,259

Current liabilities
Provisions, current	9,391	9,219
Borrowings, current	3,808	4,676
Trade payables	24,959	24,849
Other current liabilities	58,605	55,402

	96,763	94,146

Total equity and liabilities	281,815	278,107

Of which interest-bearing liabilities and post-employment benefits	35,855	34,840

Of which net cash	51,295	48,202

Assets pledged as collateral	658	589
Contingent liabilities	875	853

Ericsson First Quarter Report 2011, April 27, 2011	16

Consolidated Statement of Cash Flows

	Jan - Mar		Jan - Dec
SEK million	2010	2011	2010

Operating activities
Net income	1,274	4,080	11,235
Adjustments to reconcile net income to cash
Taxes	-166	721	351
Earnings/dividends in JV and associated companies	313	452	1,476
Depreciation, amortization and impairment losses	3,133	2,209	9,953
Other	-435	-1,201	710

Net income affecting cash	4,119	6,261	23,725

Changes in operating net assets
Inventories	-1,465	-3,462	-7,917
Customer financing, current and non-current	-598	196	-2,125
Trade receivables	3,954	-1,610	4,406
Trade payables	-955	-255	5,964
Provisions and post-employment benefits	-1,058	-752	-2,739
Other operating assets and liabilities, net	-1,703	-3,284	5,269

	-1,825	-9,167	2,858
Cash flow from operating activities	2 294	-2,906	26,583

Investing activities
Investments in property, plant and equipment	- 659	-980	-3,686
Sales of property, plant and equipment	47	97	124
Acquisitions/divestments of subsidiaries and other operations, net	-1 080	-455	-2,832
Product development	- 278	-269	-1,644
Other investing activities	1 859	179	-1,487
Short-term investments	-3 844	3,706	-3,016

Cash flow from investing activities	-3,955	2,278	-12,541

Cash flow before financing activities	-1,661	-628	14,042

Financing activities
Dividends paid	—	—	-6,677
Other financing activities	-56	1,240	1,007

Cash flow from financing activities	-56	1,240	-5,670

Effect of exchange rate changes on cash	-42	-720	-306

Net change in cash	-1,759	-108	8,066

Cash and cash equivalents, beginning of period	22,798	30,864	22,798

Cash and cash equivalents, end of period	21,039	30,756	30,864

Ericsson First Quarter Report 2011, April 27, 2011	17

Consolidated Statement of Changes in Equity

SEK million	Jan - Mar 2010	Jan - Mar 2011	Jan - Dec 2010

Opening balance	141,027	146,785	141,027
Total comprehensive income	290	787	10,913
Sale/Repurchase of own shares	3	23	52
Stock purchase and stock option plans	158	107	762
Dividends paid	—	—	-6,677
Business combinations	-25	—	708

Closing balance	141,453	147,702	146,785

Ericsson First Quarter Report 2011, April 27, 2011	18

Consolidated Income Statement – Isolated Quarters

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1

Net sales	45,112	47,972	47,481	62,783	52,966
Cost of sales	-28,527	-30,235	-29,337	-40,995	-32,578

Gross income	16,585	17,737	18,144	21,788	20,388
Gross margin (%)	36.8%	37.0%	38.2%	34.7%	38.5%

Research and development expenses	-7,526	-7,751	-7,689	-8,592	-7,991
Selling and administrative expenses	-7,008	-7,158	-5,775	-7,131	-6,441

Operating expenses	-14,534	-14,909	-13,464	-15,723	-14,432

Other operating income and expenses	302	500	620	581	343

Operating income before shares in earnings of JV and associated companies	2,353	3,328	5,300	6,646	6,299
Operating margin before shares in earnings of JV and associated companies (%)	5.2%	6.9%	11.2%	10.6%	11.9%

Shares in earnings of JV and associated companies	-372	-308	-90	-402	-468

Operating income	1,981	3,020	5,210	6,244	5,831

Financial income	278	470	168	131	302
Financial expenses	-438	-596	-302	-383	-306

Income after financial items	1,821	2,894	5,076	5,992	5,827

Taxes	-547	-867	-1,523	-1,611	-1,747

Net income	1,274	2,027	3,553	4,381	4,080

Net income attributable to:
- Stockholders of the Parent Company	1,264	1,881	3,677	4,324	4,103
- Non-controlling interests	10	146	-124	57	-23

Other information
Average number of shares, basic (million)	3,195	3,196	3,198	3,200	3,202
Earnings per share, basic (SEK)1)	0.40	0.59	1.15	1.35	1.28
Earnings per share, diluted (SEK)1)	0.39	0.58	1.14	1.34	1.27

1)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson First Quarter Report 2011, April 27, 2011	19

Consolidated Statement of Cash Flows – Isolated Quarters

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1

Operating activities
Net income	1,274	2,027	3,553	4,381	4,080
Adjustments to reconcile net income to cash
Taxes	-166	-560	-226	1,303	721
Earnings/dividends in JV and associated companies	313	364	123	676	452
Depreciation, amortization and impairment losses	3,133	2,304	2,270	2,246	2,209
Other	-435	-260	-947	2,352	-1,201

Net income affecting cash	4,119	3,875	4,773	10,958	6,261

Changes in operating net assets
Inventories	-1,465	-3,462	-3,763	773	-3,462
Customer financing, current and non-current	-598	-208	-437	-882	196
Trade receivables	3,954	-3,816	7,443	-3,175	-1,610
Trade payables	-955	1,433	1,292	4,194	-255
Provisions and post-employment benefits	-1,058	788	-1,726	-743	-752
Other operating assets and liabilities, net	-1,703	-1,317	4,237	4,052	-3,284

	-1,825	-6,582	7,046	4,219	-9,167

Cash flow from operating activities	2,294	-2,707	11,819	15,177	-2,906

Investing activities
Investments in property, plant and equipment	-659	-1,016	-1,027	-984	-980
Sales of property, plant and equipment	47	45	17	15	97
Acquisitions/divestments of subsidiaries and other operations, net	-1,080	-868	-559	-325	-455
Product development	-278	-724	-317	-325	-269
Other investing activities	1,859	-1,819	-817	-710	179
Short-term investments	-3,844	5,949	-3,368	-1,753	3,706

Cash flow from investing activities	-3,955	1,567	-6,071	-4,082	2,278

Cash flow before financing activities	-1,661	-1,140	5,748	11,095	-628

Financing activities
Dividends paid	—	-6,401	-238	-38	—
Other financing activities	-56	1,529	1,165	-1,631	1,240

Cash flow from financing activities	-56	-4,872	927	-1,669	1,240

Effect of exchange rate changes on cash	-42	583	-1,088	241	-720

Net change in cash	-1,759	-5,429	5,587	9,667	-108

Cash and cash equivalents, beginning of period	22,798	21,039	15,610	21,197	30,864

Cash and cash equivalents, end of period	21,039	15,610	21,197	30,864	30,756

Ericsson First Quarter Report 2011, April 27, 2011	20

Parent Company Income Statement

	Jan - Mar		Jan - Dec
SEK million	2010	2011	2010

Net sales	10	—	33
Cost of sales	-7	—	-29

Gross income	3	—	4

Operating expenses	-1,316	-419	-2,956
Other operating income and expenses	612	746	3,118

Operating income	-701	327	166

Financial net	71	2,767	6,645

Income after financial items	-630	3,094	6,811

Transfers to (-) / from untaxed reserves	—	—	-100
Taxes	200	-130	-117

Net income	-430	2,964	6,594

Statement of Comprehensive Income

	Jan - Mar		Jan - Dec
SEK million	2010	2011	2010

Net income	-430	2,964	6,594

Cash flow hedges
Gains/losses arising during the period	—	—	136
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	-136

Tax on items reported directly in or transferred from equity	—	—	—

Other comprehensive income	—	—	—

Total comprehensive income	-430	2,964	6,594

Parent Company Balance Sheet

	Dec 31	Mar 31
SEK million	2010	2011

ASSETS
Fixed assets
Intangible assets	1,046	989
Tangible assets	527	541
Financial assets	99,013	100,489

	100,586	102,019

Current assets
Inventories	57	37
Receivables	21,554	21,793
Short-term investments	56,148	52,286
Cash and cash equivalents	15,439	17,118

	93,198	91,234

Total assets	193,784	193,253

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,859	47,859
Non-restricted equity	42,974	45,979

	90,833	93,838

Untaxed reserves	1,015	1,015

Provisions	960	905

Non-current liabilities	52,842	52,190

Current liabilities	48,134	45,305

Total stockholders’ equity, provisions and liabilities	193,784	193,253

Assets pledged as collateral	658	589
Contingent liabilities	13,783	15,774

Ericsson First Quarter Report 2011, April 27, 2011	21

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee. The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2010, and should be read in conjunction with that annual report.

As from January 1, 2011, the Company has applied the following new or amended IFRSs and IFRICs:

•	Improvements to IFRSs (Issued by IASB in May 2010)

•	IFRIC 14, amendment, the limit on a defined benefit asset, minimum funding requirements and their interaction (November 26, 2009)

•	IFRIC 19, Extinguishing financial liabilities with equity instruments (November 26, 2009)

•	IAS 24, revised, Related party disclosures (November 4, 2009)

•	IAS 32, amendment, Classification of Rights Issues (October 8, 2009)

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per March 31, 2011 and IFRS as endorsed by the EU.

Ericsson First Quarter Report 2011, April 27, 2011	22

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	24,704	25,472	26,087	36,445	33,249
Global Services	18,098	20,080	19,076	22,869	17,435
Of which Professional Services	13,251	14,838	13,736	16,704	12,571
Of which Managed Services	4,888	5,642	5,227	5,361	4,924
Of which Network Rollout	4,847	5,242	5,340	6,165	4,864
Multimedia	2,310	2,420	2,318	3,469	2,282

Total	45,112	47,972	47,481	62,783	52,966

	2010				2011
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
Networks	-22%	3%	2%	40%	-9%
Global Services	-22%	11%	-5%	20%	-24%
Of which Professional Services	-20%	12%	-7%	22%	-25%
Of which Managed Services	-4%	15%	-7%	3%	-8%
Of which Network Rollout	-27%	8%	2%	15%	-21%
Multimedia	-31%	5%	-4%	50%	-34%

Total	-23%	6%	-1%	32%	-16%

		2010			2011
Year over year change, percent	Q1	Q2	Q3	Q4	Q1
Networks	-14%	-12%	6%	14%	35%
Global Services	3%	0%	3%	-1%	-4%
Of which Professional Services	4%	5%	7%	1%	-5%
Of which Managed Services	17%	23%	46%	5%	1%
Of which Network Rollout	3%	-12%	-8%	-8%	0%
Multimedia	-29%	-27%	-31%	3%	-1%

Total	-9%	-8%	2%	8%	17%

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar
Networks	24,704	50,176	76,263	112,708	33,249
Global Services	18,098	38,178	57,254	80,123	17,435
Of which Professional Services	13,251	28,089	41,825	58,529	12,571
Of which Managed Services	4,888	10,530	15,757	21,118	4,924
Of which Network Rollout	4,847	10,089	15,429	21,594	4,864
Multimedia	2,310	4,730	7,048	10,517	2,282

Total	45,112	93,084	140,565	203,348	52,966

Year to date, year over year change, percent	2010				2011
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar
Networks	-14%	-13%	-7%	-1%	35%
Global Services	3%	2%	2%	1%	-4%
Of which Professional Services	4%	5%	5%	4%	-5%
Of which Managed Services	17%	20%	28%	21%	1%
Of which Network Rollout	3%	-5%	-6%	-7%	0%
Multimedia	-29%	-28%	-29%	-21%	-1%

Total	-9%	-8%	-5%	-2%	17%

Ericsson First Quarter Report 2011, April 27, 2011	23

Operating Income by Segment by Quarter

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	1,540	2,507	3,717	4,717	5,744
Global Services	1,325	1,377	1,891	1,920	1,146
Of which Professional Services	1,419	1,331	1,925	1,875	1,486
Of which Network Rollout	-94	46	-34	45	-340
Multimedia	-335	-479	-187	358	-338
Unallocated 1)	-158	-128	-109	-410	-228

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,372	3,277	5,312	6,585	6,324

Sony Ericsson	76	134	290	164	71
ST-Ericsson -467		-391	-392	-505	-564

Subtotal Sony Ericsson and ST-Ericsson	-391	-257	-102	-341	-493

Total	1,981	3,020	5,210	6,244	5,831

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar
Networks	1,540	4,047	7,764	12,481	5,744
Global Services	1,325	2,702	4,593	6,513	1,146
Of which Professional Services	1,419	2,750	4,675	6,550	1,486
Of which Network Rollout	-94	-48	-82	-37	-340
Multimedia	-335	-814	-1,001	-643	-338
Unallocated 1)	-158	-286	-395	-805	-228

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,372	5,649	10,961	17,546	6,324

Sony Ericsson	76	210	500	664	71
ST-Ericsson -467		-858	-1,250	-1,755	-564

Subtotal Sony Ericsson and ST-Ericsson	-391	-648	-750	-1,091	-493
Total	1,981	5,001	10,211	16,455	5,831

Operating Margin by Segment by Quarter

	2010				2011
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1
Networks	6%	10%	14%	13%	17%
Global Services	7%	7%	10%	8%	7%
Of which Professional Services	11%	9%	14%	11%	12%
Of which Network Rollout	-2%	1%	-1%	1%	-7%
Multimedia	-15%	-20%	-8%	10%	-15%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	7%	11%	10%	12%

	2010				2011
As percentage of net sales, Year to date	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar
Networks	6%	8%	10%	11%	17%
Global Services	7%	7%	8%	8%	7%
Of which Professional Services	11%	10%	11%	11%	12%
Of which Network Rollout	-2%	0%	-1%	0%	-7%
Multimedia	-15%	-17%	-14%	-6%	-15%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	6%	8%	9%	12%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

Ericsson First Quarter Report 2011, April 27, 2011	24

EBITA by Segment by Quarter

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	3,052	3,355	4,774	5,597	6,571
Global Services	1,770	1,523	1,954	2,117	1,278
Of which Professional Services	1,764	1,449	1,980	2,018	1,597
Of which Network Rollout	6	74	-26	99	-319
Multimedia	-123	-262	-7	538	-163
Unallocated 1)	-158	-127	-108	-408	-226

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,541	4,489	6,613	7,844	7,460

Sony Ericsson	76	134	290	164	71
ST-Ericsson -467		-391	-392	-505	-564

Subtotal Sony Ericsson and ST-Ericsson	-391	-257	-102	-341	-493

Total	4,150	4,232	6,511	7,503	6,967

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar
Networks	3,052	6,407	11,181	16,778	6,571
Global Services	1,770	3,293	5,247	7,364	1,278
Of which Professional Services	1,764	3,213	5,193	7,211	1,597
Of which Network Rollout	6	80	54	153	-319
Multimedia	-123	-385	-392	146	-163
Unallocated 1)	-158	-285	-393	-801	-226

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,541	9,030	15,643	23,487	7,460

Sony Ericsson	76	210	500	664	71
ST-Ericsson -467		-858	-1,250	-1,755	-564

Subtotal Sony Ericsson and ST-Ericsson	-391	-648	-750	-1,091	-493

Total	4,150	8,382	14,893	22,396	6,967

EBITA Margin by Segment by Quarter

	2010				2011
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1
Networks	12%	13%	18%	15%	20%
Global Services	10%	8%	10%	9%	7%
Of which Professional Services	13%	10%	14%	12%	13%
Of which Network Rollout	0%	1%	-1%	2%	-7%
Multimedia	-5%	-11%	0%	15%	-7%

Subtotal excluding Sony Ericsson and ST-Ericsson	10%	9%	14%	12%	14%

	2010				2011
As percentage of net sales, Year to date	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar
Networks	12%	13%	15%	15%	20%
Global Services	10%	9%	9%	9%	7%
Of which Professional Services	13%	11%	12%	12%	13%
Of which Network Rollout	0%	1%	0%	1%	-7%
Multimedia	-5%	-8%	-6%	1%	-7%

Subtotal excluding Sony Ericsson and ST-Ericsson	10%	10%	11%	12%	14%

2)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

Ericsson First Quarter Report 2011, April 27, 2011	25

Net Sales by Region by Quarter

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
North America	9,498	13,050	12,861	14,064	13,162
Latin America	3,964	4,200	3,667	6,051	4,015
Northern Europe & Central Asia1) 2)	2,300	2,679	2,363	4,829	3,365
Western & Central Europe2)	5,235	4,414	4,302	5,917	4,806
Mediterranean2)	5,060	5,630	5,020	6,918	4,799
Middle East	3,948	3,796	2,721	4,634	3,070
Sub Saharan Africa	2,418	2,951	1,795	2,030	2,212
India	2,303	1,351	2,129	2,843	3,169
China & North East Asia	4,950	4,607	6,940	9,468	8,633
South East Asia & Oceania	3,517	3,643	3,822	3,920	3,108
Other1) 2)	1,919	1,651	1,861	2,109	2,627

Total	45,112	47,972	47,481	62,783	52,966

1) Of which Sweden	1,047	996	1,023	1,171	927
2) Of which EU	11,065	10,384	9,664	12,594	10,020

	2010				2011
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
North America	1%	37%	-1%	9%	-6%
Latin America	-32%	6%	-13%	65%	-34%
Northern Europe & Central Asia1) 2)	-34%	16%	-12%	104%	-30%
Western & Central Europe2)	-15%	-16%	-3%	38%	-19%
Mediterranean 2)	-28%	11%	-11%	38%	-31%
Middle East	-22%	-4%	-28%	70%	-34%
Sub Saharan Africa	-37%	22%	-39%	13%	9%
India	-33%	-41%	58%	34%	11%
China & North East Asia	-33%	-7%	51%	36%	-9%
South East Asia & Oceania	-32%	4%	5%	3%	-21%
Other1) 2)	30%	-14%	13%	13%	25%

Total	-23%	6%	-1%	32%	-16%

1) Of which Sweden	43%	-5%	3%	14%	-21%
2) Of which EU	-15%	-6%	-7%	30%	-20%

	2010				2011
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1
North America	99%	128%	223%	49%	39%
Latin America	-9%	-12%	-27%	3%	1%
Northern Europe & Central Asia1) 2)	-20%	-7%	-13%	38%	46%
Western & Central Europe2)	-3%	-19%	-22%	-4%	-8%
Mediterranean2)	-17%	-17%	-3%	-2%	-5%
Middle East	0%	-20%	-40%	-8%	-22%
Sub Saharan Africa	-48%	-19%	-44%	-47%	-9%
India	-43%	-63%	-49%	-17%	38%
China & North East Asia	-15%	-36%	24%	28%	74%
South East Asia & Oceania	-32%	-36%	-20%	-24%	-12%
Other1) 2)	-19%	3%	1%	43%	37%

Total	-9%	-8%	2%	8%	17%

1) Of which Sweden	-13%	-9%	-5%	60%	-11%
2) Of which EU	-12%	-18%	-12%	-4%	-9%

Ericsson First Quarter Report 2011, April 27, 2011	26

Net Sales by Region by Quarter (cont.)

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar
North America	9,498	22,548	35,409	49,473	13,162
Latin America	3,964	8,164	11,831	17,882	4,015
Northern Europe & Central Asia1) 2)	2,300	4,979	7,342	12,171	3,365
Western & Central Europe2)	5,235	9,649	13,951	19,868	4,806
Mediterranean2)	5,060	10,690	15,710	22,628	4,799
Middle East	3,948	7,744	10,465	15,099	3,070
Sub Saharan Africa	2,418	5,369	7,164	9,194	2,212
India	2,303	3,654	5,783	8,626	3,169
China & North East Asia	4,950	9,557	16,497	25,965	8,633
South East Asia & Oceania	3,517	7,160	10,982	14,902	3,108
Other1) 2)	1,919	3,570	5,431	7,540	2,627

Total	45,112	93,084	140,565	203,348	52,966

1) Of which Sweden	1,047	2,043	3,066	4,237	927
2) Of which EU	11,065	21,449	31,113	43,707	10,020

	2010				2011
Year to date, year-over-year change, percent	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar
North America	99%	115%	145%	107%	39%
Latin America	-9%	-11%	-16%	-11%	1%
Northern Europe & Central Asia1) 2)	-20%	-14%	-13%	2%	46%
Western & Central Europe2)	-3%	-11%	-15%	-12%	-8%
Mediterranean2)	-17%	-17%	-13%	-10%	-5%
Middle East	0%	-11%	-21%	-17%	-22%
Sub Saharan Africa	-48%	-35%	-38%	-40%	-9%
India	-43%	-52%	-51%	-43%	38%
China & North East Asia	-15%	-26%	-11%	0%	74%
South East Asia & Oceania	-32%	-34%	-30%	-29%	-12%
Other1) 2)	-19%	-10%	-6%	4%	37%

Total	-9%	-8%	-5%	-2%	17%

1) Of which Sweden	-13%	-11%	-9%	3%	-11%
2) Of which EU	-12%	-15%	-14%	-11%	-9%

Ericsson First Quarter Report 2011, April 27, 2011	27

External Net Sales by Region by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Isolated quarter, SEK million Q1 2011	Networks	Global Services	Multimedia	Total
North America	9,074	3,840	248	13,162
Latin America	2,003	1,799	213	4,015
Northern Europe & Central Asia	2,404	834	127	3,365
Western & Central Europe	2,167	2,419	220	4,806
Mediterranean	2,253	2,266	280	4,799
Middle East	1,658	1,285	127	3,070
Sub Saharan Africa	1,197	840	175	2,212
India	2,284	705	180	3,169
China & North East Asia	6,469	2,052	112	8,633
South East Asia & Oceania	1,722	1,226	160	3,108
Other	2,018	169	440	2,627

Total	33,249	17,435	2,282	52,966

Share of Total	63%	33%	4%	100%

Top 5 Countries in Sales

Country	Jan - Mar 2010	Jan - Mar 2011
United States	19%	24%
Japan	4%	8%
India	5%	6%
China	7%	6%
Russian Federation	1%	4%

Ericsson First Quarter Report 2011, April 27, 2011	28

Provisions

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Opening balance	12,431	12,064	13,061	10,937	9,744
Additions	1,777	2,416	803	1,718	1,304
Utilization/Cash out	-1,565	-1,498	-1,722	-2,369	-1,091
Of which restructuring	-677	-701	-911	-973	-762
Reversal of excess amounts	-498	-346	-417	-593	-88
Reclassification, translation difference and other	-81	425	-788	51	-340

Closing balance	12,064	13,061	10,937	9,744	9,529

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar
Opening balance	12,431	12,431	12,431	12,431	9,744
Additions	1,777	4,193	4,996	6,714	1,304
Utilization/Cash out	-1,565	-3,063	-4,785	-7,154	-1,091
Of which restructuring	-677	-1,378	-2,289	-3,262	-762
Reversal of excess amounts	-498	-844	-1,261	-1,854	-88
Reclassification, translation difference and other	-81	344	-444	-393	-340

Closing balance	12,064	13,061	10,937	9,744	9,529

Number of Employees

	2010				2011
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
North America	13,450	13,857	13,430	13,498	13,531
Latin America	6,134	6,150	6,353	7,181	7,394
Northern Europe & Central Asia1)	21,813	21,806	21,550	21,425	21,339
Western & Central Europe	11,418	11,174	10,690	10,818	10,629
Mediterranean	10,884	10,857	10,815	10,795	10,907
Middle East	3,598	3,568	3,553	3,982	4,057
Sub Saharan Africa	2,044	1,944	1,662	1,626	1,644
India	4,726	5,408	6,086	6,710	7,448
China & North East Asia	7,400	7,668	9,223	9,807	10,111
South East Asia & Oceania	5,070	4,981	4,698	4,419	4,486

Total	86,537	87,413	88,060	90,261	91,546

1) Of which Sweden	18,082	18,070	17,942	17,848	17,771

Information on investments in assets subject to depreciation, amortization, impairment and write-downs

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Additions
Property, plant and equipment	659	1,016	1,027	984	980
Capitalized development expenses	278	724	317	325	269
IPR, brands and other intangible assets	622	521	2,490	715	359

Total	1,559	2,261	3,834	2,024	1,608

Depreciation, amortization and impairment losses
Property, plant and equipment	796	901	798	801	841
Capitalized development expenses	168	192	171	185	232
IPR, brands and other intangible assets1)	2,169	1,211	1,301	1,260	1,136

Total	3,133	2,304	2,270	2,246	2,209

1) Of which restructuring costs	945	—	14	—	—

Ericsson First Quarter Report 2011, April 27, 2011	29

Other Information

	Jan - Mar		Jan - Dec
	2010	2011	2010
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,273	3,273
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,011	3,011	3,011
Number of treasury shares, end of period (million)	78	70	73
Number of shares outstanding, basic, end of period (million)	3,196	3,203	3,200
Numbers of shares outstanding, diluted, end of period (million)	3,219	3,230	3,229
Average number of treasury shares (million)	78	71	76
Average number of shares outstanding, basic (million)	3,195	3,202	3,197
Average number of shares outstanding, diluted (million)1)	3,219	3,229	3,226
Earnings per share, basic (SEK)	0.40	1.28	3.49
Earnings per share, diluted (SEK)1)	0.39	1.27	3.46
Earnings per share (Non-IFRS), diluted (SEK)2)	0.87	1.52	4.80

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Exclusive amortizations and write-downs of acquired intangibles.

Ratios

Days sales outstanding	117	101	88
Inventory turnover days	75	87	74
Payable days	59	70	62
Equity ratio (%)	52.8%	53.1%	52.1%
Return on equity (%)	3.6%	11.3%	7.8%
Return on capital employed (%)	5.0%	13.4%	9.6%
Capital turnover (times)	1.0	1.2	1.1
Payment readiness, end of period	90,260	90,931	96,951
Payment readiness, as percentage of sales	50.0%	42.9%	47.7%

Exchange rates used in the consolidation

SEK/EUR - average rate	10.00	8.90	9.56
- closing rate	9.72	8.93	9.02
SEK/USD - average rate	7.22	6.48	7.20
- closing rate	7.21	6.28	6.80

Other

Export sales from Sweden	20,709	34,044	100,070

Ericsson Planning Assumptions for Year 2011

Research and development expenses

We estimate R&D expenses for the full year 2011 to be at around SEK 31-33 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2011, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2011 is stated in the Annual Report 2010.

Ericsson First Quarter Report 2011, April 27, 2011	30

Consolidated Operating Income excl. Restructuring Charges

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1

Net sales	45,112	47,972	47,481	62,783	52,966
Cost of sales	-27,727	-29,258	-28,960	-39,795	-32,393

Gross income	17,385	18,714	18,521	22,988	20,573
Gross margin (%)	38.5%	39.0%	39.0%	36.6%	38.8%

Research and development expenses	-7,265	-7,133	-7,221	-8,257	-7,811
Selling and administrative expenses	-5,881	-6,752	-5,731	-6,930	-6,433

Operating expenses	-13,146	-13,885	-12,952	-15,187	-14,244

Other operating income and expenses	302	500	620	581	343

Operating income before share in earnings of JV and associated companies	4,541	5,329	6,189	8,382	6,672

Operating margin before share in earnings of JV and associated companies (%)	10.1%	11.1%	13.0%	13.4%	12.6%

Share in earnings of JV and associated companies	-260	-142	3	-304	-453

Operating income	4,281	5,187	6,192	8,078	6,219

Restructuring Charges by Function

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Cost of sales	-800	-977	-377	-1,200	-185
Research and development expenses	-261	-619	-468	-334	-180
Selling and administrative expenses	-1,127	-404	-44	-203	-8

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-2,188	-2,000	-889	-1,737	-373

Share in Sony Ericsson charges	-15	-147	-27	-12	—
Share in ST-Ericsson charges	-97	-19	-66	-86	-15

Subtotal Sony Ericsson and ST-Ericsson	-112	-166	-93	-98	-15

Total	-2,300	-2,166	-982	-1,835	-388

Restructuring Charges by Segment

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	-1,450	-885	-593	-987	-205
Global Services	-680	-954	-295	-746	-166
Of which Professional Services	-588	-830	-246	-702	-145
Of which Network Rollout	-92	-124	-49	-44	-21
Multimedia	-45	-153	-1	-8	-2
Unallocated	-13	-8	—	4	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-2,188	-2,000	-889	-1,737	-373

Sony Ericsson	-15	-147	-27	-12	—
ST-Ericsson	-97	-19	-66	-86	-15

Subtotal Sony Ericsson and ST-Ericsson	-112	-166	-93	-98	-15

Total	-2,300	-2,166	-982	-1,835	-388

Ericsson First Quarter Report 2011, April 27, 2011	31

Operating Income by Segment excl. Restructuring Charges

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	2,990	3,392	4,310	5,703	5,949
Global Services	2,005	2,331	2,186	2,666	1,312
Of which Professional Services	2,007	2,161	2,171	2,577	1,631
Of which Network Rollout	-2	170	15	89	-319
Multimedia	-290	-326	-186	366	-336
Unallocated 1)	-145	-119	-109	-414	-228

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	4,560	5,278	6,201	8,321	6,697

Sony Ericsson	91	281	317	176	71
ST-Ericsson -370		-372	-326	-419	-549

Subtotal Sony Ericsson and ST-Ericsson	-279	-91	-9	-243	-478

Total	4,281	5,187	6,192	8,078	6,219

Operating Margin by Segment excl. Restructuring Charges

	2010				2011
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1
Networks	12%	13%	17%	16%	18%
Global Services	11%	12%	11%	12%	8%
Of which Professional Services	15%	15%	16%	15%	13%
Of which Network Rollout	0%	3%	0%	1%	-7%
Multimedia	-13%	-13%	-8%	11%	-15%

Subtotal excluding Sony Ericsson and ST-Ericsson	10%	11%	13%	13%	13%

EBITA by Segment excl. Restructuring Charges

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	3,869	4,240	5,367	6,583	6,776
Global Services	2,176	2,477	2,249	2,863	1,444
Of which Professional Services	2,150	2,276	2,226	2,720	1,742
Of which Network Rollout	26	201	23	143	-298
Multimedia	-116	-109	-6	546	-161
Unallocated 1)	-145	-119	-108	-412	-226

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	5,784	6,489	7,502	9,580	7,833

Sony Ericsson	91	281	317	176	71
ST-Ericsson -370		-372	-326	-419	-549

Subtotal Sony Ericsson and ST-Ericsson	-279	-91	-9	-243	-478

Total	5,505	6,398	7,493	9,337	7,355

EBITA Margin by Segment excl. Restructuring Charges

	2010				2011
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1
Networks	16%	17%	21%	18%	20%
Global Services	12%	12%	12%	13%	8%
Of which Professional Services	16%	15%	16%	16%	14%
Of which Network Rollout	1%	4%	0%	2%	-6%
Multimedia	-5%	-5%	0%	16%	-7%

Subtotal excluding Sony Ericsson and ST-Ericsson	13%	14%	16%	15%	15%

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

Ericsson First Quarter Report 2011, April 27, 2011	32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 27, 2011